02021484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-42547

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FV 3/22/02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R. W. Pressprich & Co., Inc.

RECEIVED MAR 05 2002

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue, 5th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Hynes 212-832-6022
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036-2714
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3-26-02

OATH OR AFFIRMATION

I, Dennis Hynes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. W. Pressprich & Co., Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

PATRICIA CASEY
Notary Public - State of New York
NO. 01CA6020629
Qualified in Nassau County
My Commission Expires 3/1/03

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.W. PRESSPRICH & CO., INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS	
Cash	$ 282,963
Receivable from clearing broker	7,006,619
Securities owned, at market	22,207,818
Accrued interest receivable	441,213
Deposit with clearing broker	252,827
Equipment, net	510,671
Loans receivable, employees	181,543
Other assets	355,457
	$ 31,239,111
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Securities sold, not yet purchased, at market	$ 19,550,178
Accounts payable and accrued expenses	1,679,625
Total liabilities	21,229,803
Commitments and contingencies	
Stockholders' equity	
Class A voting common stock, no par value, authorized 10,000 shares, issued and outstanding 1,913 shares	957,474
Class A-1 non-voting common stock, no par value, authorized 20,000 shares, issued and outstanding 11,445 shares	7,132,530
Retained earnings	1,919,304
Total stockholders' equity	10,009,308
	$ 31,239,111

See accompanying notes to consolidated financial statements.

R. W. PRESSPRICH & CO., INC.

780 Third Avenue, 5th Floor
New York, New York 10017

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
MAR 05 2002

Re: Annual Audit Report
December 31, 2001
SEC File #8-42547

Gentlemen:

In accordance with rule 17a-5(e)(3), we respectfully request that the above-referenced financial statements, exclusive of the Consolidated Statement of Financial Condition which is bound separately, be deemed confidential pursuant to the Rule.

Very truly yours,

Dennis Hynes 2/25/02
Date

DH/br